Mynaric AG

Bertha-Kipfmüller Straße 2-8

81249 Munich

Germany

August 2, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Edwin Kim

Re:	Mynaric AG

Registration Statement on Form F-3

Initially Filed on September 29, 2023

File No. 333-274793

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Mynaric AG (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form F-3 (File No. 333-274793), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on September 29, 2023. The Registrant is seeking withdrawal of the Registration Statement because the Registrant has decided not to proceed with the offering at this time.

The Registrant confirms that no securities have been sold or exchanged pursuant to the Registration Statement and that the Registration Statement was not declared effective by the Commission.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the above-mentioned address, with a copy to the Registrant’s counsel, Sullivan & Cromwell LLP, Attn: Krystian Czerniecki at czernieckik@sullcrom.com.

Securities and Exchange Commission	-2-

If you have any questions with respect to this matter, please contact Krystian Czerniecki of Sullivan & Cromwell LLP at +49-69-4242-5525 or by email (czernieckik@sullcrom.com).

Sincerely yours,

Mynaric AG

By:	/s/ Mustafa Veziroglu
Name:	Mustafa Veziroglu
Title:	Chief Executive Officer

By:	/s/ Stefan Berndt-von Bülow
Name:	Stefan Berndt-von Bülow
Title:	Chief Financial Officer

cc:	Krystian Czerniecki, Sullivan & Cromwell LLP